Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Shengde Holdings Inc.	Nevada
Baoding Shengde Paper Co., Ltd	People’s Republic of China
Dongfang Zhiye Holding Limited	British Virgin Island
QianrongQianhui Hebei Technology Co., Ltd.	People’s Republic of China
Hebei Baoding Dongfang Paper Milling Co., Ltd.	People’s Republic of China
Hebei Tengsheng Paper Co. Ltd.	People’s Republic of China